SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 10)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                          ADT Limited
                   (Name of Subject Company)

                    Western Resources, Inc.
                      Westar Capital, Inc.
                           (Bidders)

            Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           000915108
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                     on Behalf of Bidders)




                            Copy to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

This Amendment No.10 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(12)      News release/employee update issued by Western Resources, Inc.
           on June 12, 1997.

                                       SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date       June 13, 1997                        By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                         INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(12)        News release/employee update issued by                1
               Western Resources, Inc. on June 12, 1997

                                             Exhibit No. (a)(12)

The following news release/employee update was issued by Western Resources, Inc. on June 12, 1997:

  WESTERN RESOURCES TO CONTINUE ITS ADT LITIGATION IN BERMUDA,
               CASE NOT WITHDRAWN DESPITE REPORTS

     TOPEKA, Kansas, June 12, 1997 (3:15 p.m. CDT) -- Western Resources (NYSE:WR) said that contrary to a news release issued today by ADT Limited, Western Resources fully intends to vigorously pursue litigation in Bermuda giving Western Resources appraisal rights. According to Western Resources, ADT has inaccurately reported in its news release actions taken today before the Supreme Court of Bermuda, which are a matter of record.

     ADT abandoned its motion to dismiss the Bermuda litigation when Western Resources modified its petition, which seeks the right to receive cash if the ADT/Tyco transaction is completed.

     Western Resources soon will request an expedited trial date from the Bermuda court, and expects a decision before the end of the year. Western Resources plans to ask that the Florida litigation be suspended pending the outcome of the Bermuda litigation.

     The company today said it still is reviewing its options with respect to the Tyco bid for ADT and has made no final decision regarding its best course of action as an ADT shareowner. Our only concern is the best interests of our shareowners, Western Resources said.

     The company also announced today it is postponing its June 17 shareowners meeting to approve the ADT transaction. A new meeting will be announced at a later date.


     This news release/employee update is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.